FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “Full Year Results 2005”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Financial Release

Full Year Results 2005
Basel, Switzerland, 9 February 2006

‘Strong growth reinforces leadership position’

•	Sales up 11 percent to $8.1 billion; up 9% CER(1)
•	Earnings per share(2) up 31 percent to $7.67
•	Crop Protection sales up 3 percent(1) to $6.3 billion
•	New products up 22 percent(1) to $847 million
•	Seeds sales up 42 percent(1) to $1.8 billion; up 9 percent(1) ex acquisitions
•	Operational cost savings target increased from $300 million to $425 million by 2008
•	Free cash flow(3) $703 million, before pension fund injection
•	2006 cash return $800 million(4): increased dividend, share repurchase via put option

Financial Highlights

	Excluding Restructuring, Impairment and
	Discontinued Operations(5)					As reported under IFRS(5)

	2005	2004		Actual	CER(1)	2005	2004
	$m	$m		%	%	$m	$m

Sales	8104	7269		+11	+9	8104	7269
Net Income(6)	779	623	(7)	+25		622	460
Earnings per Share	$7.67	$7.19		+7		$6.13	$4.34
Earnings per Share(2)
before one-off tax credit	$7.67	$5.87		+31

Michael Pragnell, Chief Executive Officer, said:

“In 2005, Syngenta delivered another year of growth across the business. In Crop Protection continued new product momentum helped to drive market share gains and reinforced our leadership position, notably in the USA; Eastern Europe once again delivered double digit growth and in Latin America performance was robust despite more challenging conditions in Brazil. Progress in Professional Products was driven by the continuing success of our Seed Care portfolio. Seeds also achieved strong growth: in their first year post acquisition the corn and soybean businesses, GARST® and GOLDEN HARVEST®, performed well, reinforcing a strong underlying performance; Vegetables seeds maintained its growth record of the last six years. Our continuing focus upon cost and capital efficiency combined with strong sales growth led to increased earnings and further improvements in financial ratios.”

(1)	Growth at constant exchange rates, see Appendix A.
(2)	EPS on a fully-diluted basis, excluding restructuring, impairment and discontinued operations, and before a one-off tax credit. EPS growth excluding IFRS3 goodwill adjustment, 20 percent.
(3)	For a definition of free cash flow, see Appendix B.
(4)	The exact amount will depend upon the closing share price on 21 February 2006.
(5)	The amounts including restructuring and impairment are reported in accordance with International Financial Reporting Standards (IFRS). The impact of restructuring, impairment and discontinued operations in 2005 is $157m on net income (2004: $302m).
(6)	Net income to shareholders of Syngenta AG.
(7)	Net income before one-off tax credit.

Highlights for 2005

Sales at constant exchange rates (CER) increased by nine percent; excluding the impact of acquisitions they were four percent higher. Full year Crop Protection sales were up three percent; Seeds sales rose by 42 percent, up nine percent excluding acquisitions.

EBITDA improved by seven percent (CER) to $1.55 billion benefiting from the growth in sales and savings from the operational efficiency program. These savings more than offset the impact of higher oil price related costs and funded increased marketing and development expenditure in both Crop Protection and Seeds.

Earnings per share, excluding restructuring and impairment rose 31 percent to $7.67; excluding the goodwill adjustment for IFRS 3, earnings per share were up 20 percent. After charges for restructuring and impairment, earnings per share were $6.13 (2004: $4.34) .

Currency: For the full year, currency movements had a positive impact of two percent on sales owing to US dollar weakness in the first half. Appreciation of the dollar in the second half resulted in a full year currency benefit of $51 million to EBITDA.

Crop Protection: New products continued to expand with sales up 22 percent* to $847 million driven by the CALLISTO® range ($387 million) and ACTARA®/CRUISER® ($346 million). In NAFTA sales grew across all product lines. Sales in Europe also improved in the fourth quarter after a cold early season followed by drought in southern Europe; Eastern Europe maintained its record of double-digit growth. In Latin America, an improvement in the second half in Brazil and a strong performance in Argentina resulted in modest growth for the full year. Asia-Pacific increased sales in a number of markets, notably China and Japan. The new product range will be augmented by eight new active ingredients targeted for launch by 2012 which have a combined peak sales potential of around $1 billion. The first of these products, the cereal herbicide AXIAL® and seed treatment AVICTA® will be launched for the 2006 season. EBITDA in Crop Protection increased by one percent (CER) to $1513 million, with sales growth and cost savings more than offsetting the impact of higher oil price related costs and increased marketing expenditure.

Professional Products sales rose eight percent* with strong growth in Seed Care supplemented by a good performance in Lawn and Garden. In Seed Care an agreement was signed with the leader in US cotton seed to market AVICTA® for the 2006 season; and a new Seed Care Institute will be constructed by 2007 which will accelerate the introduction of novel seed treatments and associated services. In Lawn and Garden, a strategic alliance was formed with COMPO® in Europe to develop and market a comprehensive range of consumer plant protection products, with first launches expected in 2006.

Seeds: Sales increased in all regions. In corn and soybean, the successful first season of GARST® and GOLDEN HARVEST® in the USA, coupled with a strong performance from NK® led to sales more than doubling. The input trait pipeline for corn, comprising glyphosate tolerance, corn rootworm and corn borer insect control, is progressing well, and a full offer including stacked traits is targeted for 2008 in the USA. Diverse Field Crops also performed strongly, partly benefiting from increased demand for biofuels. In Vegetables, demand for fresh produce continues to expand and sales showed strong growth in both the Americas and Asia, driven by a wide variety of new launches. Flowers sales declined slightly for the full year although recovered somewhat in the second half. EBITDA in Seeds more than doubled to $148 million as underlying profitability was augmented by the contribution from acquisitions.

* Third party sales excluding inter-segment sales to Seeds. For total sales by segment and region see Appendix H.

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 2 OF 30

Plant Science: In enzymes, sales of QUANTUM™ were made in Mexico, with registration pending in the USA. Amylase for corn bioethanol is undergoing pilot trials and US registration dossiers have been submitted. Work on plant-produced pharmaceutical compounds progressed in 2005 to the stage of clinical trials; however, in view of the extended time lines and associated costs of full commercialization it has been decided to seek third parties to take these projects through development to commercial launch. Resources released in R&D will be redirected to other businesses.

Operational efficiency: Savings in 2005 were ahead of target at $166 million. These savings more than offset the impact of higher oil prices on raw materials costs ($96 million) and funded additional marketing and development expenditure ($79 million). The previously announced savings target of $300 million by 2008 has been increased to $425 million. It is expected that these savings will more than offset higher raw material purchase costs. Total restructuring and impairment charges during the period were $236 million (cash: $163 million; non-cash: $73 million) of which the majority related to the operational efficiency program; the balance largely related to Seeds acquisition integration costs. The total cost of the operational efficiency program is expected to be around $850 million over five years including a non-cash charge of $350 million, of which $470 million has already been incurred.

Cash flow and balance sheet: Free cash flow, before a $350 million pension fund injection, was $703 million. Fixed capital expenditure of $174 million was below depreciation of $252 million. At period end, the ratio of trade working capital as a percentage of sales improved to 30 percent from 36 percent at end-2004; average trade working capital as a percentage of sales was unchanged at 40 percent. Return on Invested Capital (ROIC) increased to 24.6 percent (2004: 18.8 percent).

At period end net debt was $864 million (2004: $864 million) representing a gearing ratio of 16 percent (2004: 15 percent). In April the company issued a €500 million, 4.125 percent Eurobond with 10 year maturity. It also made a public tender offer for its outstanding 5.5 percent Eurobond due in July 2006, of which 73 percent was redeemed. This was followed in the second half by a $250 million US Private Placement. These transactions significantly extended the maturity of outstanding debt to an average of 13 years.

Taxation: The underlying tax rate for the year was 22 percent (2004: 25 percent). The ongoing underlying tax rate is expected to be in the low twenties for the foreseeable future.

Cash return to shareholders: The Company continued its share repurchase program in 2005, repurchasing 2.3 million shares at an average price of CHF 129.1, in total $251 million. A total dividend of $207 million was paid on 22 July in the form of a nominal value reduction. Total cash returned to shareholders since the start of the program in May 2004 through dividends and share repurchase amounts to $743 million. In view of the ongoing strength of financial performance, it is the intention of the Company to pursue a progressive cash return policy.

For 2005 a dividend of CHF 3.30 per share, to be paid by way of a nominal par value reduction, will be submitted for shareholder approval at the AGM on 19 April 2006 together with a request to cancel the shares repurchased in 2005. In addition, the Company will, on 22 February, grant a free put option per share with an initial intrinsic value of CHF 1.50. The put option gives each shareholder the right to sell a fixed number of shares to the Company. Each put option has a maturity of three months from grant and will be tradeable on the SWX Swiss exchange; the exercise of all options will result in the Company being committed to repurchase approximately 3.3 million shares in 2006.

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 3 OF 30

Outlook

Michael Pragnell, Chief Executive Officer, said:

“2005 marked the fifth anniversary of Syngenta and during the year we further reinforced our leadership position with share gains in Crop Protection, expansion in Field Crop seeds and progress in our consumer-led businesses of Vegetables seeds and Professional Products. Looking ahead, the strength of the business and our exciting pipeline products enable us to plan additional expenditure in marketing and product development and, for the three years through 2008, target double digit growth in earnings per share*. In addition the ongoing strength of our financial performance enables us to pursue our program of progressive cash return to shareholders whilst investing in future growth.”

*	Fully diluted, before restructuring and impairment and share repurchase program.

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 4 OF 30

Crop Protection

For a definition of constant exchange rates, see Appendix A.

	Full Year		Growth		4th Quarter		Growth

	2005	2004	Actual	CER	2005	2004	Actual	CER
Product line	$m	$m	%	%	$m	$m	%	%

Selective herbicides	1889	1867	+1	- 1	249	296	-16	-14
Non-selective herbicides	688	645	+7	+6	123	104	+20	+23
Fungicides	1779	1702	+4	+2	356	364	- 2	+1
Insecticides	1100	1049	+6	+5	224	243	- 7	- 5
Professional products	784	708	+9	+8	164	148	+8	+10
Others	67	59	+13	+12	52	26	+104	+107

Total	6307	6030	+5	+3	1168	1181	- 1	+2

Selective Herbicides: major brands CALLISTO® family, DUAL®/BICEP® MAGNUM, ENVOKE®, FUSILADE®MAX, TOPIK®

Sales of selective herbicides were driven by the CALLISTO® range, with further successful launches in Europe and growth of over 30 percent in the USA, notwithstanding increased herbicide-tolerant acres. Growth in the CALLISTO® range was partly offset by a decline in sales of older products such as DUAL®/BICEP® MAGNUM and atrazine. Sales of the cereal herbicide TOPIK® were lower in Western Europe but continued to grow in Eastern Europe. APIRO® continued to increase on rice in Japan and South Korea.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®

TOUCHDOWN® showed significant growth in the USA, Argentina and Eastern Europe driven by the launch of new brands and marketing programs. GRAMOXONE® sales were weaker in southern Europe and in Brazil owing to drought conditions in the first half, offset somewhat by good growth in China.

Fungicides: major brands ACANTO®, AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Fungicides grew strongly in North America, Eastern Europe and Asia. In the USA, the soybean rust market proved to be small but AMISTAR® benefited from its versatility, with good demand on wheat, potatoes, vines and nuts. Sales of the cereal fungicide ACANTO® grew strongly in France. SCORE® continued its expansion in the emerging markets of Asia, notably China and Vietnam.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Growth in insecticides was driven by strong performances in the USA and Brazil. In the USA sales of KARATE® almost doubled following an exceptional outbreak of soybean aphids in the second half. Sales of FORCE® were buoyant capitalizing on an increase in acres treated for corn rootworm. ACTARA® continued to grow strongly in Brazil and Japan.

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 5 OF 30

Professional Products: major brands CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®

Growth was driven by Seed Care but was also significant in Lawn & Garden. CRUISER® showed double digit growth with particular success on soybeans in the USA. HERITAGE® performed well on turf in the USA and Japan. In Home Care, professional pest management and materials protection also contributed to growth.

	Full Year		Growth		4th Quarter		Growth

	2005	2004	Actual	CER	2005	2004	Actual	CER
Regional	$m	$m	%	%	$m	$m	%	%

Europe, Africa & Middle East	2274	2251	+1	- 2	355	366	- 3	+3
NAFTA	2069	1869	+11	+9	181	194	- 7	- 8
Latin America	1026	1017	+1	+1	422	396	+7	+7
Asia Pacific	938	893	+5	+4	210	225	- 6	- 2

Total	6307	6030	+5	+3	1168	1181	- 1	+2

Sales in Europe, Africa and the Middle East showed a significant fourth quarter improvement, notably in France and Spain, following drought earlier in the year. Full year sales in Europe were up driven by continuing double digit growth in Eastern Europe. The slight decline in regional sales reflected lower tender business in Africa and the Middle East.

A strong performance in NAFTA was led by a double digit increase in the USA with sales in Canada and Mexico also higher. The CALLISTO® range once again registered strong growth capitalizing on increased corn acres. With growth across the portfolio, including a notable contribution from the insecticides KARATE® and FORCE®, Syngenta’s leading position in the world’s largest agricultural market was reinforced.

Modest growth in Latin America reflected healthy sales in Argentina driven by TOUCHDOWN®. In Brazil full year sales were down slightly after a robust second half performance driven by insecticides and fungicides. Combination products in the AMISTAR® range to treat soybean rust, and a good performance by ACTARA® were the key drivers of an increased market share.

In Asia Pacific sales benefited from an increase in Japan and from growth initiatives across a number of developing markets, notably India, Korea, Vietnam and recovery in China, which more than offset weakness in Australia.

Seeds

For a definition of constant exchange rates, see Appendix A.

	Full Year		Growth		4th Quarter		Growth

	2005	2004	Actual	CER	2005	2004	Actual	CER
Product line	$m	$m	%	%	$m	$m	%	%

Corn & Soybean	880	401	+120	+117	26	27	-	+1
Diverse Field Crops	301	247	+21	+16	26	24	+6	+13
Vegetables & Flowers	616	591	+4	+2	108	101	+7	+9

Total	1797	1239	+45	+42	160	152	+6	+8

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 6 OF 30

Field Crops: major brands NK®, GARST®, GOLDEN HARVEST® corn and oilseeds, HILLESHÖG® sugar beet

Sales of corn and soybean grew across all regions: GARST® and GOLDEN HARVEST® made a successful first year contribution in the USA and market share was maintained; growth excluding these acquisitions was 20 percent (CER). In oilseeds, sales of NK® sunflower were up strongly, with gains in Eastern Europe benefiting from increased demand for biodiesel. Sugarbeet sales also increased in Europe.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers

After a slow start to the year due to poor weather in Europe, vegetables sales showed a marked recovery in the second half, with S&G® reinforcing its strength in tomatoes. Sales in the emerging markets of Latin America and Asia Pacific continued to expand rapidly. In fresh produce, sales of watermelon and cantaloupe again showed strong growth in the USA and initial launches took place in Europe.

For the full year sales of S&G® flowers were lower in a weak market, although recovered somewhat in the second half.

	Full Year		Growth		4th Quarter		Growth

	2005	2004	Actual	CER	2005	2004	Actual	CER
Regional	$m	$m	%	%	$m	$m	%	%

Europe, Africa & Middle East	699	641	+9	+4	61	55	+11	+17
NAFTA	903	437	+107	+106	54	56	- 2	- 2
Latin America	107	86	+24	+24	24	23	+4	+4
Asia Pacific	88	75	+17	+15	21	18	+15	+18

Total	1797	1239	+45	+42	160	152	+6	+8

Safe Harbor: This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2005 were approximately $8.1 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Analyst/Investor Enquiries:	Jonathan Seabrook (Switzerland)	+41 61 323 7502
	Jennifer Gough (Switzerland)	+41 61 323 5059
	Rhonda Chiger (USA)	+ 1 (917) 322 2569

Media Enquiries:	Guy Wolff (Switzerland)	+41 61 323 2323
	Sarah Hull (USA)	+ 1 (202) 628 2372
	Andrew Coker (UK)	+44 (1483) 260014

Share Registry Enquiries	Urs-Andreas Meier	+41 61 323 2095

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 7 OF 30

Financial Summary

	Excluding Restructuring, Impairment and Discontinued Operations(1)		Restructuring, Impairment and Discontinued Operations(1)		As reported under IFRS

For the year to 31 December	2005 $m	2004 $m	2005 $m	2004 $m	2005 $m	2004 $m

Sales	8104	7269	-	-	8104	7269

Gross profit	4178	3737	(24)	-	4154	3737
Marketing and distribution	(1518)	(1382)	-	-	(1518)	(1382)
Research and development	(822)	(809)	-	-	(822)	(809)
General and administrative	(742)	(651)	-	-	(742)	(651)
Restructuring and impairment	-	-	(212)	(354)	(212)	(354)

Operating income	1096	895	(236)	(354)	860	541

Income before taxes	1002	820	(236)	(354)	766	466
Income tax expense	(219)	(65)	79	135	(140)	70

Net income from continuing operations	783	755	(157)	(219)	626	536
Discontinued operations	-	-	-	(108)	-	(108)

Net income	783	755	(157)	(327)	626	428

Attributable to minority interests	4	(7)	-	(25)	4	(32)
Attributable to Syngenta AG shareholders:	779	762	(157)	(302)	622	460

One-off tax credit	-	(139)	-	-	-	(139)

Net income before one-off tax credit	779	623	(157)	(302)	622	321

Earnings/(loss) per share(3)
- basic	$7.78	$7.24	$(1.56)	$(2.87)	$6.22	$4.37
- diluted	$7.67	$7.19	$(1.54)	$(2.85)	$6.13	$4.34

Earnings/(loss) per share before one-off tax credit(3)(5)
- basic	$7.78	$5.92	$(1.56)	$(2.87)	$6.22	$3.05
- diluted	$7.67	$5.87	$(1.54)	$(2.85)	$6.13	$3.02

	2005	2004	2005 CER(2)

Gross profit margin	51.6%	51.4v	51.2%
EBITDA margin(4)	19.1%	19.2%	18.8%
EBITDA(4)	1549	1395
Tax rate(5)	22%	25%
Free cash flow(6)	353	623
Trade working capital to sales(7)	30%	36%
Debt/Equity gearing(8)	16%	15%
Net debt(8)	864	864

(1)	For further analysis of restructuring and impairment charges, see Note 4 on page 20. Net income and earnings per share excluding restructuring and impairment are provided as additional information, and not as an alternative to net income and earnings per share determined in accordance with IFRS.
(2)	For a description of CER see Appendix A on page 24.
(3)	The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2005 basic EPS 100,017,271 and diluted EPS 101,464,222; 2004 basic EPS 105,208,929 and diluted EPS 106,015,369.
(4)	EBITDA is a non-GAAP measure but is in regular use as a measure of operating performance and is defined in Appendix C on page 25.
(5)	Tax rate on results excluding restructuring and impairment and a one-off tax credit in 2004 associated with the crystallization of previously unrecognized tax losses.
(6)	Includes restructuring and impairment cash outflows. For a description of free cash flow, see Appendix B on page 24.
(7)	Period end trade working capital as a percentage of twelve-month sales, see Appendix F on page 26.
(8)	For a description of net debt and the calculation of debt/equity gearing, see Appendix E on page 26.

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 8 OF 30

Full Year Segmental Results(1)

	Full Year 2005	Full Year 2004	CER(2)
Syngenta	$m	$m	%

Sales	8104	7269	+9

Gross Profit	4178	3737	+9
Marketing and distribution	(1518)	(1382)	- 9
Research and development	(822)	(809)	- 1
General and administrative	(742)	(651)	- 8

Operating income	1096	895	+17

EBITDA(3)	1549	1395	+7

EBITDA (%)	19.1	19.2

	Full Year 2005	Full Year 2004	CER(2)
Crop Protection	$m	$m	%

Total Sales	6330	6042	+3

Inter-segment elimination(4)	(23)	(12)

Third Party Sales	6307	6030	+3

Gross Profit	3297	3108	+4
Marketing and distribution	(1106)	(1040)	- 5
Research and development	(509)	(499)	- 1
General and administrative	(557)	(539)	+3

Operating income	1125	1030	+6

EBITDA(3)	1513	1463	+1

EBITDA (%)	23.9	24.2

	Full Year 2005	Full Year 2004	CER(2)
Seeds	$m	$m	%

Third Party Sales	1797	1239	+42

Gross Profit	881	629	+37
Marketing and distribution	(408)	(339)	- 19
Research and development	(213)	(186)	- 14
General and administrative	(169)	(99)	- 67

Operating income	91	5	n/a

EBITDA(3)	148	68	+95

EBITDA (%)	8.2	5.5

	Full Year 2005	Full Year 2004	CER(2)
Plant Science	$m	$m	%

Third Party Sales	-	-	-

Gross Profit	-	-	-
Marketing and distribution	(4)	(3)	-
Research and development	(100)	(124)	+20
General and administrative	(16)	(13)	- 34

Operating loss	(120)	(140)	+14

EBITDA(3)	(112)	(136)	+17

EBITDA (%)	n/a	n/a

(1)	Excluding restructuring and impairment see Note 4 on page 20.
(2)	Growth at constant exchange rates, see Appendix A on page 24.
(3)	For a reconciliation of segment EBITDA to segment operating income, see Appendix D on page 25.
(4)	Crop Protection inter-segment sales include Seed treatment (Professional products) sales to Seeds.

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 9 OF 30

Unaudited Second Half Segmental Results(1)

	2nd Half 2005	2nd Half 2004	CER(2)
Syngenta	$m	$m	%

Sales	2718	2694	+2

Gross Profit	1307	1245	+4
Marketing and distribution	(791)	(739)	- 8
Research and development	(416)	(427)	-
General and administrative	(336)	(290)	- 8

Operating loss	(236)	(211)	- 17

EBITDA	(15)	51	n/a

EBITDA (%)	-0.6	1.9

	2nd Half 2005	2nd Half 2004	CER(2)
Crop Protection	$m	$m	%

Total Sales	2343	2332	+1

Inter-segment elimination(3)	(13)	(6)

Third Party Sales	2330	2326	+1

Gross Profit	1106	1065	+2
Marketing and distribution	(592)	(555)	- 8
Research and development	(259)	(261)	- 2
General and administrative	(252)	(231)	+2

Operating income	3	18	n/a

EBITDA	195	238	- 18

EBITDA (%)	8.3	10.2

	2nd Half 2005	2nd Half 2004	CER(2)
Seeds	$m	$m	%

Third Party Sales	388	368	+6

Gross Profit	201	180	+12
Marketing and distribution	(197)	(182)	- 10
Research and development	(109)	(102)	- 9
General and administrative	(74)	(53)	- 36

Operating loss	(179)	(157)	- 16

EBITDA	(152)	(119)	- 31

EBITDA (%)	-39.4	-32.6

	2nd Half 2005	2nd Half 2004	CER(2)
Plant Science	$m	$m)%

Third Party Sales	-	-	-

Gross Profit	-	-	-
Marketing and distribution	(2)	(2)	+16
Research and development	(48)	(64)	+25
General and administrative	(10)	(6)	n/a

Operating loss	(60)	(72)	+14

EBITDA	(58)	(68)	+11

EBITDA (%)	n/a	n/a

(1)	Excluding restructuring and impairment see Note 4 on page 20.
(2)	Growth at constant exchange rates, see Appendix A on page 24.
(3)	Crop Protection inter-segment sales include Seed treatment (Professional products) sales to Seeds.

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 10 OF 30

Unaudited Full Year Third Party Product Line and Regional Sales

	Full Year 2005	Full Year 2004	Actual(1)	CER(1)(2)
Syngenta	$m	$m	%	%

Crop Protection	6307	6030	+5	+3
Seeds	1797	1239	+45	+42

Total	8104	7269	+11	+9

Crop Protection

Product line
Selective herbicides	1889	1867	+1	- 1
Non-selective herbicides	688	645	+7	+6
Fungicides	1779	1702	+4	+2
Insecticides	1100	1049	+6	+5
Professional products	784	708	+9	+8
Others	67	59	+13	+12

Total	6307	6030	+5	+3

Regional
Europe, Africa and Middle East	2274	2251	+1	- 2
NAFTA	2069	1869	+11	+9
Latin America	1026	1017	+1	+1
Asia Pacific	938	893	+5	+4

Total	6307	6030	+5	+3

Seeds

Product line
Corn & Soybean	880	401	+120	+117
Diverse Field Crops	301	247	+21	+16
Vegetables and Flowers	616	591	+4	+2

Total	1797	1239	+45	+42

Regional
Europe, Africa and Middle East	699	641	+9	+4
NAFTA	903	437	+107	+106
Latin America	107	86	+24	+24
Asia Pacific	88	75	+17	+15

Total	1797	1239	+45	+42

(1)	Product line variances take into account minor reclassifications made in 2005.
(2)	Growth at constant exchange rates, see Appendix A on page 24.

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 11 OF 30

Unaudited Second Half Third Party Product Line and Regional Sales

	2nd Half 2005	2nd Half 2004	Actual(1)	CER(1)(2)
Syngenta	$m	$m	%	%

Crop Protection	2330	2326	-	+1
Seeds	388	368	+6	+6

Total	2718	2694	+1	+2

Crop Protection

Product line
Selective herbicides	538	577	- 7	- 6
Non-selective herbicides	297	269	+11	+11
Fungicides	578	654	- 12	- 10
Insecticides	499	452	+11	+12
Professional products	376	338	+9	+9
Others	42	36	+18	+20

Total	2330	2326	-	+1

Regional
Europe, Africa and Middle East	708	744	- 5	- 2
NAFTA	494	492	-	- 1
Latin America	719	680	+6	+6
Asia Pacific	409	410	-	+2

Total	2330	2326	-	+1

Seeds

Product line
Corn & Soybean	89	86	+4	+5
Diverse Field Crops	59	58	-	+2
Vegetables and Flowers	240	224	+8	+8

Total	388	368	+6	+6

Regional
Europe, Africa and Middle East	159	158	+1	+3
NAFTA	111	116	- 4	- 4
Latin America	74	59	+25	+25
Asia Pacific	44	35	+26	+25

Total	388	368	+6	+6

(1)	Product line variances take into account minor reclassifications made in 2005.
(2)	Growth at constant exchange rates, see Appendix A on page 24.

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 12 OF 30

Unaudited Fourth Quarter Third Party Product Line and Regional Sales

	4th Quarter 2005	4th Quarter 2004	Actual(1)	CER(1)(2)
Syngenta	$m	$m	%	%

Crop Protection	1168	1181	- 1	+ 2
Seeds	160	152	+ 6	+ 8

Total	1328	1333	-	+ 2

Crop Protection

Product line
Selective herbicides	249	296	- 16	- 14
Non-selective herbicides	123	104	+ 20	+ 23
Fungicides	356	364	- 2	+ 1
Insecticides	224	243	- 7	- 5
Professional products	164	148	+ 8	+ 10
Others	52	26	+ 104	+ 107

Total	1168	1181	- 1	+ 2

Regional
Europe, Africa and Middle East	355	366	- 3	+ 3
NAFTA	181	194	- 7	- 8
Latin America	422	396	+ 7	+ 7
Asia Pacific	210	225	- 6	- 2

Total	1168	1181	- 1	+ 2

Seeds

Product line
Corn & Soybean	26	27	-	+ 1
Diverse Field Crops	26	24	+ 6	+ 13
Vegetables and Flowers	108	101	+ 7	+ 9

Total	160	152	+ 6	+ 8

Regional
Europe, Africa and Middle East	61	55	+ 11	+ 17
NAFTA	54	56	- 2	- 2
Latin America	24	23	+ 4	+ 4
Asia Pacific	21	18	+ 15	+ 18

Total	160	152	+ 6	+ 8

(1)	Product line variances take into account minor reclassifications made in 2005.
(2)	Growth at constant exchange rates, see Appendix A on page 24.

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 13 OF 30

Condensed Consolidated Financial Statements

The following interim consolidated financial statements and notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS) as per Note 1. Prior year comparative figures have been adjusted in accordance with recent changes in accounting standards as disclosed in Note 2. A reconciliation to US GAAP has been prepared for US investors.

Condensed Consolidated Income Statement

For the year to 31 December	2005	2004
	$m	$m

Sales	8104	7269
Cost of goods sold	(3950)	(3532)

Gross profit	4154	3737
Marketing and distribution	(1518)	(1382)
Research and development	(822)	(809)
General and administrative	(742)	(651)
Restructuring and impairment	(212)	(354)

Operating income	860	541
Income/(loss) from associates and joint ventures	2	(2)
Financial expenses, net	(96)	(73)

Income before taxes	766	466
Income tax credit/(expense)	(140)	70

Net income from continuing operations	626	536
Discontinued operations	-	(108)

Net income/(loss)	626	428

Attributable to:
- Minority interests	4	(32)
- Syngenta AG shareholders	622	460

Earnings/(loss) per share(1)
- Basic	$6.22	$4.37
- Diluted	$6.13	$4.34

(1)	The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2005 basic EPS 100,017,271 and diluted EPS 101,464,222; 2004 basic EPS 105,208,929 and diluted EPS 106,015,369.

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 14 OF 30

Condensed Consolidated Balance Sheet

	31 December 2005	31 December 2004
	$m	$m

Assets
Current assets
Cash and cash equivalents	458	227
Trade accounts receivable	1865	1887
Other accounts receivable	364	337
Other current assets	310	766
Inventories	2215	2192

Total current assets	5212	5409

Non-current assets
Property, plant and equipment	1887	2188
Intangible assets	2732	2951
Investments in associates and joint ventures	93	114
Deferred tax assets	967	946
Other financial assets	715	378

Total non-current assets	6394	6577

Assets held for sale	2	22

Total assets	11608	12008

Liabilities and equity
Current liabilities
Trade accounts payable	(1619)	(1466)
Current financial debts	(514)	(423)
Income taxes payable	(323)	(312)
Other current liabilities	(810)	(765)
Provisions	(199)	(258)

Total current liabilities	(3465)	(3224)

Non-current liabilities
Non-current financial debts	(847)	(1117)
Deferred tax liabilities	(1038)	(1119)
Provisions	(827)	(870)

Total non-current liabilities	(2712)	(3106)

Total liabilities	(6177)	(6330)

Shareholders’ equity	(5403)	(5658)
Minority interests	(28)	(20)

Total equity	(5431)	(5678)

Total liabilities and equity	(11608)	(12008)

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 15 OF 30

Condensed Consolidated Cash Flow Statement

For the year to 31 December	2005 $m	2004 $m

Operating income	860	541
Reversal of non-cash items;
Depreciation, amortization and impairment on:
Property, plant and equipment	272	385
Intangible and financial assets	220	250
Loss/(gain) on disposal of fixed assets	(15)	-
Charges in respect of share based compensation	37	33
Charges in respect of provisions	297	420
Cash (paid)/received in respect of;
Interest and other financial receipts	131	221
Interest and other financial payments	(256)	(235)
Taxation	(133)	(128)
Restructuring costs	(150)	(185)
Contributions to pension schemes	(487)	(144)
Other provisions	(69)	(104)

Cash flow before working capital changes	707	1054
Change in net current assets and other operating cash flows	(210)	255

Cash flow from operating activities	497	1309

Additions to property, plant and equipment	(174)	(166)
Proceeds from disposals of property, plant and equipment	33	49
Purchase of intangibles and other financial assets	(42)	(104)
Proceeds from disposals of intangible and financial assets	20	19
Proceeds from disposals of non-current assets held for sale	25	-
Business divestments	-	1
Business acquisitions (net of cash acquired)	-	(479)
Acquisition of minorities	(6)	(6)

Cash flow used for investing activities	(144)	(686)

Increases in third party interest-bearing debt	1195	202
Repayment of third party interest-bearing debt	(878)	(640)
(Purchase)/sale of treasury shares	(183)	(98)
Dividends paid to group shareholders	(207)	(142)
Dividends paid to minorities	(1)	(1)

Cash flow used for financing activities	(74)	(679)

Net cash flow from discontinued operations	-	41

Net effect of currency translation on cash and cash equivalents	(48)	36

Net change in cash and cash equivalents	231	21
Cash and cash equivalents at the beginning of the period	227	206

Cash and cash equivalents at the end of the period	458	227

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 16 OF 30

Condensed Consolidated Statement of Changes in Shareholders’ Equity

Shareholders’
equity
$m

31 December 2003	5056

Net income attributable to Syngenta AG shareholders	460
Unrealized holding gains/(losses) on available for sale financial assets	9
Unrealized gains/(losses) on derivatives designated as cash flow hedges	(9)
Income tax (charged)/credited to equity	26
Dividends paid to group shareholders	(142)
Sale of treasury shares	4
Issue of shares under employee purchase plans	32
Share based compensation	33
Share repurchase scheme	(143)
Cash impact of share options under share repurchase scheme	9
Foreign currency translation effects	323

31 December 2004	5658

Net income attributable to Syngenta AG shareholders	622
Unrealized holding gains/(losses) on available for sale financial assets	(10)
Unrealized gains/(losses) on derivatives designated as cash flow hedges	(35)
Income tax (charged)/credited to equity	38
Dividends paid to group shareholders	(207)
Sale of treasury shares	-
Issue of shares under employee purchase plans	63
Share based compensation	37
Share repurchase scheme	(251)
Cash impact of share options under share repurchase scheme	5
Reclassification of negative minority shareholder equity	(6)
Foreign currency translation effects	(511)

31 December 2005	5403

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 17 OF 30

Notes to the Condensed Consolidated Financial Statements

Note 1: Basis of Preparation

Nature of operations: Syngenta AG (‘Syngenta’) is a world leading crop protection and seeds business that is engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of presentation and accounting policies: The condensed consolidated financial statements and notes thereto have been extracted from the consolidated financial statements. The consolidated financial statements for the year ended 31 December 2005 have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee (IASC) that remain in effect. The condensed consolidated financial statements have been prepared in accordance with our policies as set out in the 2004 Financial Report, except as noted below. These principles differ in certain significant respects from generally accepted accounting principles in the United States (‘US GAAP’). Application of US GAAP would have affected shareholders’ net income and equity for the year ended 31 December 2004 and 2005 as detailed in Note 6.

The condensed consolidated financial statements are presented in United States dollars (‘$’) as this is the major trading currency of the company.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Note 2: Changes in Accounting Policies - IFRS

Except for the following, no changes to accounting standards had an effect on the 2005 consolidated financial statements, which have otherwise been prepared in accordance with the same accounting policies as in 2004, consistently applied.

Syngenta has applied IFRS 3, ‘Business Combinations’, fully as from 1 January 2005. Accordingly, goodwill on acquisitions has not been amortized as from that date. Goodwill amortization charged in the consolidated income statement for the year ended 31 December 2004 was $56 million. In accordance with IFRS 3, the prior year has not been restated.

With effect from 1 January 2005, Syngenta has adopted IAS 32 (revised) and IAS 39 (revised). The changes in fair value of certain financial assets in prior years have been recognized as impairment losses within net income in accordance with the revised impairment criteria in IAS 39 (revised), instead of as unrealized holding losses within shareholders’ equity. A pre-tax impairment loss of $19 million has been recognized in the 2005 consolidated income statement. This would have been accounted for as an unrealized holding loss in shareholders’ equity in accordance with the previous policy. Also, gains and losses on hedges of currency exposures arising from forecast sales and purchases between Syngenta subsidiaries are now recognized in profit or loss when the related third party sale transaction occurs. This change delays recognition of these gains and losses in consolidated profit or loss for approximately 120 days compared with the previous policy of recognition when the inter-company forecast transaction occurred. The effect of the new policy is to increase 2005 pre-tax income by $17 million. It also aligns the timing of these gains and losses for IFRS and

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 18 OF 30

for US GAAP. 2004 comparative figures have not been adjusted, as permitted by the transitional provisions of IAS 39 (revised).

With effect from 1 January 2005, Syngenta has adopted IAS 16, “Property, Plant and Equipment” (revised). Subsequent expenditure on existing assets has now been capitalized when a component is replaced. Previously, component replacement was expensed as incurred if the asset’s originally assessed standard of performance was not enhanced but merely restored. This has reduced 2005 cost of good sold by approximately $3 million compared to continuing the previous policy. There is no effect on prior periods.

Note 3: Changes in the Scope of Consolidation

On 14 October 2005 Syngenta acquired an additional membership interest in Dulcinea Farms, LLC, increasing its interest from 51% to 100%. On 16 September 2005 Syngenta Bioline Ltd. purchased the Dutch bee breeding business of Bunting Brinkman Bees B.V. It previously held a 49% shareholding in that entity. In February 2005, Syngenta purchased additional shares in Syngenta Nantong Crop Protection Ltd., increasing its shareholding from 98% to 100%. The aggregate purchase price of these acquisitions was $10 million, paid in cash. The fair value of net assets acquired was $6 million, principally represented by financial debt extinguished.

In September 2004, Syngenta acquired 90% of Advanta B.V.’s corn, soybean and wheat seed business in North America, known as Garst. The net cash cost of acquisition, after proceeds for the Fox Paine disposals and cash acquired, was $327 million. On 31 July 2004, in a single transaction, Syngenta acquired a 90 percent voting interest in each of the following entities which are collectively referred to as ‘Golden Harvest’: Garwood Seed Co.; Golden Seed Co. LLC; Golden Seed Co. Inc.; J C Robinson Seeds Inc.; Sommer Bros Seed Co.; Thorp Seed Co. and Golden Harvest Seeds Inc. The cost of acquisition, net of cash acquired, was $154 million. Adjustments made to the purchase accounting for Garst and Golden Harvest in 2005 did not have a material effect on the financial statements.

In January 2004, Syngenta acquired additional shares in Dia Engei K.K, increasing its shareholding from 33.5 percent to 100 percent. In March 2004, Syngenta formed Dulcinea Farms LLC, taking a 51 percent voting interest. In June 2004, Syngenta purchased additional shares in Syngenta Suzhou Crop Protection Co. Ltd, increasing its holding from 95 percent to 100 percent. In May 2004, Syngenta purchased additional shares in Syngenta Nantong Crop Protection Co. Ltd, increasing its holding from 94 percent to 98 percent. The aggregate cash cost of these acquisitions was $6 million.

On 30 September 2004 Syngenta sold its 75 percent interest in its sulphur and chlorine-based chemical intermediates business, SF-Chem AG, to a private equity buyer. This business was shown as part of the Crop Protection segment, and has been presented as a discontinued operation in the consolidated income statement and in the consolidated cash flow statement.

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 19 OF 30

Note 4: Restructuring and Impairment before taxes

	2005			2004
For the year to 31 December	$m	$m	$m	$m	$m

Reversal of inventory step-up (1)			(24)		-
Restructuring costs:
Write-off or impairment
- property, plant & equipment	(22)			(132)
- intangible assets	-			(1)
- inventories	(8)			(1)
Non-cash pension restructuring charges	-			(50)

Total non-cash restructuring costs:		(30)			(184)
Cash costs
- operational efficiency	(125)			(136)
- Seeds acquisition integration	(38)			(16)
- merger and other cash costs	-			(19)

Total cash restructuring costs:		(163)			(171)
Impairment of financial assets		(19)			-
Other impairment of assets		-			-
Gains from product disposals		-			1

			(212)

Total restructuring and impairment charge			(236)		(354)

(1) Included within cost of goods sold.

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period. Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability. Reported performance before restructuring and impairment is one of the measures used in Syngenta’s short term employee incentive compensation schemes. Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

As part of the operational efficiency program, the closure of two Crop Protection production sites was announced in 2005, together with the partial closure of one further production site. In total, cash costs of $125 million and impairments of property, plant and equipment of $22 million have been triggered by operational efficiency initiatives in 2005. The Seeds NAFTA corn and soybean business continued its restructuring program to integrate the Garst and Golden Harvest acquisitions, recording cash costs of $38 million in 2005.

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 20 OF 30

Purchase accounting rules require the book value of acquired finished goods inventories to be stepped up to fair value less costs to sell, with a corresponding reduction in goodwill. The stepped-up amount is expensed as the acquired inventories are sold. This adjustment does not affect cash flows, and inventories produced after the acquisition date are valued at their production cost. $24 million of the $31 million inventory step-up arising from the Garst and Golden Harvest acquisition accounting was charged to cost of goods sold in 2005. A further $7 million will be charged in 2006.

The $50 million non-cash pension restructuring charges in 2004 mainly represent the non-recurring transition expense associated with the 1 April 2004 amendment of Syngenta’s Swiss pension plan.

The $19 million financial asset impairment largely reflects the significant fall in the share price of Diversa Corporation, which is now below the original cost of the shareholding.

Note 5: Principal Currency Translation Rates

As an international business selling in over 100 countries, with major manufacturing and R&D facilities in Switzerland, the UK and the USA, movements in currencies impact business performance. The principal currencies and adopted exchange rates against the US dollar used in preparing the financial statements contained in this communication were as follows:

	Average 2005	Average 2004	Period end 31 December 2005	Period end 31 December 2004

Brazilian real. BRL	2.44	2.94	2.32	2.66
Swiss franc. CHF	1.24	1.25	1.32	1.13
Euro. EUR	0.80	0.81	0.85	0.73
British pound sterling. GBP	0.55	0.55	0.58	0.52
Japanese yen. JPY	109.5	108.1	117.4	102.6

The above average rates are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements. The period end rates were used for the preparation of the condensed consolidated balance sheet.

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 21 OF 30

Note 6: Reconciliation to US GAAP from the Condensed Consolidated Financial Statements

The condensed consolidated financial statements have been prepared in accordance with IFRS which, as applied by Syngenta, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the following tables:

Net income (for the year ended 31 December)	2005 $m	2004 $m

Net income/(loss) under IFRS attributable to Syngenta AG shareholders	622	460
US GAAP adjustments:
Purchase accounting:
Zeneca agrochemicals	(7)	62
Other acquisitions	(80)	(62)
Impairment losses	(7)	(1)
Restructuring charges	(9)	47
Pension provisions (including post-retirement benefits)	(15)	43
Deferred taxes on stock-based compensation	3	(3)
Deferred taxes on unrealized profit in inventory	(33)	(61)
Other items	28	(17)
Deferred tax valuation allowances	26	(34)
Tax on undistributed earnings of subsidiaries	1	(27)
Deferred tax effect of US GAAP adjustments	27	(55)

Net income/(loss) under US GAAP attributable to Syngenta AG shareholders	556	352

Weighted average number of ordinary shares in issue (million) – basic	100.017	105.209
Weighted average number of ordinary shares in issue (million) – diluted	101.245	106.015

Earnings/(loss) per share under US GAAP (basic)	$ 5.56	$ 3.35

Earnings/(loss) per share under US GAAP (diluted)	$ 5.49	$ 3.32

For the year ended 31 December 2005, net income under IFRS attributable to Syngenta AG shareholders was $622 million, compared to a net income of $556 million under US GAAP.

In the past, different purchase accounting rules, and different subsequent goodwill accounting, were applied in accordance with IFRS compared to those applied in accordance with US GAAP. For intangible assets, this has led to different balance sheet values and amortization charges in each subsequent accounting period, including 2004 and 2005. The $(80) million reconciling item for other acquisitions mainly arises because the Sandoz and Ciba-Geigy merger was accounted for as a uniting of interests under IFRS. For US GAAP the merger was accounted for as a purchase, including recognition and subsequent amortization of purchased product rights. In 2004, amortization of goodwill was required for IFRS, whereas in 2005, goodwill is no longer amortized. For US GAAP, goodwill was not amortized in either period presented. Consequently, the reconciling item for Zeneca purchase accounting has reduced from $62 million in 2004 to $(7) million in 2005.

The $(9) million reconciling item for restructuring provisions represents employee termination costs which were recorded under IFRS in previous periods, principally in 2004, but, in accordance with US GAAP, are being recognized in the periods in which the employees complete their remaining service. The main component of the $(15) million reconciling item for pensions is a $10 million gain resulting from the January 1, 2005 amendment of Syngenta’s Dutch pension plan, which IFRS requires to be recognized immediately but US GAAP requires to be amortized over average future employee service. This compares with a reconciling item of $43 million in 2004 which mainly represents the similar timing difference in recognizing the cost arising from the 1 April 2004 amendment to the Swiss pension plan.

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 22 OF 30

Other items of $28 million contain the reversal of a $25 million cumulative 1 January 2005 difference relating to hedging losses which had been recognized in different periods for IFRS and for US GAAP in accordance with their respective requirements. As mentioned in note 2 above, Syngenta changed its IFRS accounting policy in 2005, aligning it with the US GAAP policy which it had previously followed. The $25 million opening IFRS US GAAP reconciliation difference has been eliminated via the 2005 net income reconciliation table.

The $26 million reconciling item for deferred tax valuation allowances represents the partial reversal of the $(34) million reconciling item in 2004, due to changes in estimates of the amount and recoverability of the related tax losses.

	2005	2004
Shareholders’ equity (as at 31 December)	$m	$m

Shareholders’ equity under IFRS	5403	5658
US GAAP adjustments:
Purchase accounting:
Zeneca agrochemicals	(486)	(483)
Other acquisitions	724	806
Impairment losses	16	23
Restructuring charges	57	76
Pension provisions (including post-retirement benefits)	18	(176)
Deferred taxes on stock-based compensation	(26)	(13)
Deferred taxes on unrealized profit in inventory	(118)	(79)
Other items	34	32
Deferred tax valuation allowances	(4)	(35)
Tax on undistributed earnings of subsidiaries	(26)	(27)
Deferred tax effect on US GAAP adjustments	(175)	(134)

Shareholders’ equity under US GAAP	5417	5648

The reconciling item in shareholders' equity for pension provisions changed from $(176) million in 2004 to $18 million in 2005 because, following special pension contributions of $350m during 2005, the majority of the provision recorded previously in US GAAP shareholders' equity to cover the unfunded pension liability for each pension plan on an accumulated benefit basis, is no longer required at 31 December 2005. The remaining shareholders’ equity difference mainly represents deferred costs from pension plan amendments, which have already been recognized in net income for IFRS.

Note 7: New US GAAP Accounting Pronouncements

No US GAAP pronouncements with a material effect on the consolidated financial statements were adopted by Syngenta in the year ended 31 December 2005.

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 23 OF 30

Supplementary Financial Information

Appendix A: Constant Exchange Rates (CER)

In this report results from one period to another period are, where appropriate, compared using constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year. CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates. The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations. See Note 5: Principal Currency Translation Rates on page 21 for information on average exchange rates in 2005 and 2004.

Appendix B: Free Cash Flow

Free cash flow comprises cash flow after operating activities, including taxes and interest and other financial payments and receipts, and investing activities, prior to discontinued operations and capital financing activities such as drawdown or repayment of debt, dividends paid to Syngenta Group shareholders, share repurchase and other equity movements. Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be comparable to similarly titled measures of other companies. Free cash flow has been included as it is used by many investors as a useful supplementary measure of cash generation.

For the year to 31 December	2005 $m	2004 $m

Cash flow from operating activities	497	1309
Cash flow used for investing activities	(144)	(686)

Free cash flow (1)	353	623

(1) Excluding the 2005 special pension contribution (2004: $nil), free cash flow was $703 million.

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 24 OF 30

Appendix C: Reconciliation of EBITDA(1) to Net Income

EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization and impairment. Information concerning EBITDA has been included as it is used by management and by investors as a supplementary measure of operating performance and is used by Syngenta as the basis of part of its employee incentive schemes. Management focuses on EBITDA excluding restructuring as this excludes items affecting comparability from one period to the next. EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies. EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

	2005 $m	2004 $m

Net income attributable to Syngenta AG shareholders	622	460
Minority interests	4	(32)
Income tax (credit)/expense	140	(70)
Financial expenses, net	96	73
Pre-tax restructuring and impairment	236	354
Discontinued operations	-	108
Depreciation, amortization and other impairment	451	502

EBITDA excluding restructuring	1549	1395

Appendix D: Reconciliation of Segment EBITDA to Segment Operating Income(1)

	2005			2004
	Crop Protection $m	Seeds $m	Plant Science $m	Crop Protection $m	Seeds $m	Plant Science $m

Operating income	1125	91	(120)	1030	5	(140)
Income/(loss) from associates and joint ventures	(1)	-	3	(2)	2	(2)
Depreciation, amortization and other impairment	389	57	5	435	61	6

EBITDA	1513	148	(112)	1463	68	(136)

(1) Excluding restructuring and impairment see Note 4 on page 20.

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 25 OF 30

Appendix E: Net Debt Reconciliation

Net debt comprises total debt net of related hedging derivatives and cash and cash equivalents. Net debt is not a measure of financial position under generally accepted accounting principles and the net debt measure used by Syngenta may not be comparable to the similarly titled measure of other companies. Net debt has been included as it is used by many investors as a useful measure of financial position and risk. The following table provides a reconciliation of movements in net debt during the period:

	2005 $m	2004 $m

Opening balance at 1 January	864	1209
Acquisitions and other non-cash items	10	90
Foreign exchange effect on net debt	(48)	(12)
Purchase/(sale) of treasury shares	183	98
Dividends paid to group shareholders	207	142
Dividends paid to minorities	1	1
Discontinued operations	-	(41)
Free cash flow	(353)	(623)

Closing balance as at 31 December	864	864

Constituents of closing balance;
Cash and cash equivalents	(458)	(227)
Current financial debts	514	423
Non-current financial debts	847	1117
Financing-related derivatives (1)	(39)	(449)

Closing balance as at 31 December	864	864

(1) Included within other current assets.

The following table presents the derivation of the Debt/Equity gearing ratio:
	2005	2004
	$m	$m

Net debt	864	864
Shareholders’ equity	5403	5658

Debt/Equity gearing ratio (%)	16%	15%

Appendix F: Period End Trade Working Capital

The following table provides detail of trade working capital at the period end as a percentage of twelve-month sales:

	2005 $m	2004 $m

Inventories	2215	2192
Trade accounts receivable	1865	1887
Trade accounts payable	(1619)	(1466)

Net trade working capital	2461	2613
Twelve-month sales	8104	7269

Trade working capital as percentage of sales (%)	30%	36%

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 26 OF 30

Appendix G: ROIC calculation

	2005 $m	2004 $m

Return
Net income attributable to Syngenta AG shareholders, before restructuring,	779	623
impairment and discontinued operations
Add back: amortization of pre-merger and merger intangibles, net of tax	105	157
Add back: Financial expenses, net	96	73
Tax on Financial expenses, net	(21)	(18)

Return	959	835

Invested capital
Net working capital (excluding financing derivatives)	1962	2187
Property plant and equipment	1887	2188
Goodwill and intangibles acquired after the formation of Syngenta	648	665
Investments in associates and joint ventures	93	114
Provisions, excluding restructuring and pensions	(690)	(707)

Invested capital	3900	4447

Return on Invested capital	24.6%	18.8%

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 27 OF 30

Appendix H: Segment Sales
Unaudited Full Year Total Segment Sales

Syngenta	Full Year 2005 $m	Full Year 2004 $m	Actual (1) %	CER(1)(2) %

Crop Protection	6330	6042	+5	+3
Seeds	1797	1239	+45	+42

Inter-segment elimination (3)	(23)	(12)	-	-

Third Party Sales	8104	7269	+11	+9

Crop Protection

Product line
Selective herbicides	1889	1867	+1	- 1
Non-selective herbicides	688	645	+7	+6
Fungicides	1779	1702	+4	+2
Insecticides	1100	1049	+6	+5
Professional products	807	720	+10	+9
Others	67	59	+13	+12

Total Sales	6330	6042	+5	+3

Inter-segment elimination (3)	(23)	(12)	-	-

Third Party Sales	6307	6030	+5	+3

Regional
Europe, Africa and Middle East	2283	2256	+1	- 2
NAFTA	2081	1873	+11	+10
Latin America	1027	1020	+1	+1
Asia Pacific	939	893	+5	+4

Total Sales	6330	6042	+5	+3

Inter-segment elimination (3)	(23)	(12)	-	-

Third Party Sales	6307	6030	+5	+3

Seeds

Product line
Corn & Soybean	880	401	+120	+117
Diverse Field Crops	301	247	+21	+16
Vegetables and Flowers	616	591	+4	+2

Total Sales	1797	1239	+45	+42

Inter-segment elimination	-	-	-	-

Third Party Sales	1797	1239	+45	+42

Regional
Europe, Africa and Middle East	699	641	+9	+4
NAFTA	903	437	+107	+106
Latin America	107	86	+24	+24
Asia Pacific	88	75	+17	+15

Total Sales	1797	1239	+45	+42

Inter-segment elimination	-	-	-	-

Third Party Sales	1797	1239	+45	+42

(1)	Product line variances take into account minor reclassifications made in 2005.
(2)	Growth at constant exchange rates, see Appendix A on page 24.
(3)	Crop Protection inter-segment sales include Seed treatment (Professional products) sales to Seeds.

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 28 OF 30

Announcements and Meetings

AGM and first quarter trading statement 2006	19 April 2006
Announcement of the half year results 2006	26 July 2006
Third quarter trading statement 2006	20 October 2006
Announcement of 2006 full year results	8 February 2007
Glossary and Trademarks

All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company. For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides
APIRO ®	novel grass weed herbicide for rice
BICEP ® MAGNUM	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO ®	novel herbicide for flexible use on broad-leaved weeds for corn
DUAL ® MAGNUM	grass weed killer for corn and soybeans
ENVOKE ®	novel low-dose herbicide for cotton and sugar cane
FUSILADE ®	grass weed killer for broad-leaf crops
LUMAX ®	unique season-long grass and broad leaf weed control for corn
TOPIK ®	post-emergence grass weed killer for wheat
AXIAL ®	new cereal herbicide; first launches 2006
Non-selective Herbicides
GRAMOXONE ®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN ®	systemic total vegetation control
Fungicides
ACANTO ®	second-generation strobilurin with particular advantages in early cereal applications
AMISTAR ®	broad spectrum strobilurin for use on multiple crops
BRAVO ®	broad spectrum fungicide for use on multiple crops
RIDOMIL GOLD ®	systemic fungicide for use in vines, potatoes and vegetables
SCORE ®	triazole fungicide for use in vegetables, fruits and rice
TILT ®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX ®	cereal and vine fungicide with unique mode of action
Insecticides
ACTARA ®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
FORCE ®	unique pyrethroid controlling soil pests in corn
KARATE ®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM ®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC ®	acaricide for use in fruits, vegetables and cotton
Professional Products
CRUISER ®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND ®	triazole seed treatment fungicide
HERITAGE ®	strobilurin turf fungicide
ICON ®	public health insecticide
IMPASSE ®	termite barrier
MAXIM ®	broad spectrum seed treatment fungicide
AVICTA ®	breakthrough nematode control seed treatment
Field Crops
NK ®	global brand for corn, oilseeds and other field crops
GARST ®	US brand for corn and soybean
GOLDEN HARVEST ®	brand for corn and soybean in North America and Europe
HILLESHÖG ®	global brand for sugar beet
Vegetables and Flowers
S&G ® vegetables	leading brand in Europe, Africa and Asia
S&G ® flowers	global brand for seeds and young plants
ROGERS ® vegetables	leading brand throughout the Americas
DULCINEA TM	consumer produce brand for value-added fruits and vegetables in North America
PUREHEART TM	DULCINEA™ brand for ‘personal size’ seedless watermelon

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 29 OF 30

Addresses for Correspondence

Swiss Depositary	Depositary for ADRs	Registered Office

SEGA Aktienregister AG	The Bank of New York	Syngenta AG
P.O. Box	Shareholder Relations	Schwarzwaldallee 215
CH-4601 Olten	PO Box 11258	4058 Basel
	Church Street Station	Switzerland
New York, NY 10286

Tel: +41 (0)62 205 3695	Tel: +1 (212) 815 6917	Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

SYNGENTA FULL YEAR RESULTS 2005 / PAGE 30 OF 30

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	February 9, 2006	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	Head Global Legal & Taxes

		By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary